## Contact

www.linkedin.com/in/jae-huff-045a68a0 (LinkedIn)
www.imdb.com/name/nm13212988/ (Personal)

## Top Skills

Event Planning

Public Relations

Nonprofits

## Certifications

Faith Driven Entrepreneur Foundation Group

# Jae Huff

CEO/ Producer

Murfreesboro, Tennessee, United States

## Experience

### Huff Media Productions

4 years 3 months

**Producer**

2021 - Present (3 years)

**Producer/ Voice Actor**

April 2020 - Present (4 years 3 months)

### Self-employed

**Voice Over Talent**

February 2014 - Present (10 years 5 months)

Completed Book Narration:

The Urban Prepper

Adventure Guide to Switzerland

The Best of the Empty Nest

Living with Purpose

Dressed for Death Murder Series

Finding Fireflies

The Civil War: USA at War With Itself

Secrets of Sunbeams

Hannah Duggan Devotional Series (Just Us Girls, Dare Greatly, and What Now)

Understanding Child and Teenage Behavior

Vikings: A Concise History of the Vikings

### Starwood Hotels & Resorts Worldwide, Inc.

**Catering Manager**

October 2005 - March 2007 (1 year 6 months)

### World Help

**International Missions**

September 2003 - May 2005 (1 year 9 months)

## Education

**Liberty University**

BS, Communications with a concentration in Public Relations · (2000 - 2003)